UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACK BOX CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

091826 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

R. Terry Blakemore
President and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
(724) 873-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher H. Gebhardt, Esq.	Ronald Basso, Esq.
General Counsel	Buchanan Ingersoll & Rooney PC
Black Box Corporation	One Oxford Centre, 20th Fl.
1000 Park Drive	Pittsburgh, PA 15219
Lawrence, PA 15055	(412) 562-8800
(724) 873-6722

CALCULATION OF FILING FEE

Transaction Value*	Filing Fee**

$20,623,935	$633.16

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 800,858 shares of the common stock of Black Box Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

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EXHIBIT INDEX

Exhibit
Number		Description

99	.(a)(1)(A)	Offer to Amend or Replace Eligible Options.

99	.(a)(1)(B)	Email Announcement of Offer to Amend or Replace Eligible Options.

99	.(a)(1)(C)	PowerPoint Employee Presentation Materials.

99	.(a)(1)(D)	Election Form.

99	.(a)(1)(E)	Notice of Receipt of Election Form (Pre-Expiration of Offer).

99	.(a)(1)(F)	Final Election Confirmation Statement (Post-Expiration of Offer).

99	.(a)(1)(G)	Form of Email: Reminder Regarding Failure to Make an Election.

99	.(a)(1)(H)	Form of Stock Option Amendment and Cash Bonus Agreement.

99	.(a)(1)(I)	Form of Stock Option Cancellation and Regrant Agreement.

99	.(b)	Not applicable.

99	.(d)(1)	Black Box Corporation 1992 Stock Option Plan, as amended(1).

99	.(g)	Not applicable.

99	.(h)	Not applicable.

(1)	The Black Box Corporation 1992 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to Black Box Corporation’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, file number 0-18706, filed with the Securities and Exchange Commission on August 16, 2007.

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ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”) is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)  Name and Address.  The name of the issuer is Black Box Corporation, a Delaware corporation (“Black Box”). The address of Black Box’s principal executive office is 1000 Park Drive, Lawrence, PA 15055 and the telephone number at that address is (724) 746-5500. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Black Box”) is incorporated herein by reference

(b)  Securities.  This Tender Offer Statement on Schedule TO relates to an offer by Black Box to amend or replace outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of Black Box Common Stock, par value $0.001 per share (“Black Box Common Stock”), purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offering Memorandum) from Black Box, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(D) (the “Election Form”), the Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(H) and the Stock Option Cancellation and Regrant Agreement attached hereto as Exhibit 99.(a)(1)(I) (together with the Offering Memorandum, the Election Form and the Stock Option Amendment and Cash Bonus Agreement, as they may each be amended or supplemented from time to time, the “Offer”). Certain tendered Eligible Options may, in lieu of such amendment, be canceled and replaced with new options that will be exactly the same as the canceled options but will avoid adverse tax consequences under Section 409A. The Offer is currently set to expire at 11:59 p.m., Eastern Standard Time, on Tuesday, December 18, 2007, but may be extended (the “Expiration Date”). As of November 12, 2007, Eligible Options to purchase 800,858 shares of Black Box Common Stock were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment or Replacement of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.

(c)  Trading Market and Price.  The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address.  Black Box is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)  Material Terms.  The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment or Replacement of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional

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Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b)  Purchases.  The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. Black Box’s 1992 Stock Option Plan, as amended, pursuant to which the Eligible Options have been granted and pursuant to which any New Options will be granted, is attached hereto as Exhibit 99.(d)(1) and contains information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  Purposes.  The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.  The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  Plans.  The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment or Replacement of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”) under the caption “Additional Considerations” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.  The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions.  The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)  Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Securities Ownership.  The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b)  Securities Transactions.  The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

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ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations.  Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)  Financial Information.  The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Black Box”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of Black Box’s Annual Report on Form 10-K for its fiscal year ended March 31, 2007 and in Item 1 (“Financial Statements”) of Black Box’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2007 is incorporated herein by reference.

(b)  Pro Forma Information.  Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 19, 2007

BLACK BOX CORPORATION

By:	/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer, Treasurer
and Secretary (Principal Accounting Officer)

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EXHIBIT INDEX

Exhibit
Number		Description

99	.(a)(1)(A)	Offer to Amend or Replace Eligible Options.

99	.(a)(1)(B)	Email Announcement of Offer to Amend or Replace Eligible Options.

99	.(a)(1)(C)	PowerPoint Employee Presentation Materials.

99	.(a)(1)(D)	Election Form.

99	.(a)(1)(E)	Notice of Receipt of Election Form (Pre-Expiration of Offer).

99	.(a)(1)(F)	Final Election Confirmation Statement (Post-Expiration of Offer).

99	.(a)(1)(G)	Form of Email: Reminder Regarding Failure to Make an Election.

99	.(a)(1)(H)	Form of Stock Option Amendment and Cash Bonus Agreement.

99	.(a)(1)(I)	Form of Stock Option Cancellation and Regrant Agreement.

99	.(b)	Not applicable.

99	.(d)(1)	Black Box Corporation 1992 Stock Option Plan, as amended (1).

99	.(g)	Not applicable.

99	.(h)	Not applicable.

(1)	The Black Box Corporation 1992 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to Black Box Corporation’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, file number 0-18706, filed with the Securities and Exchange Commission on August 16, 2007.